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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                         BERKSHIRE REALTY COMPANY, INC.
                                (Name of Issuer)

                SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   084710-10-2
                                 (CUSIP Number)

                                 PATRICK K. FOX
                     WESTBROOK REAL ESTATE PARTNERS, L.L.C.
                              13155 NOEL ROAD-LB54
                                   SUITE 2300
                               DALLAS, TEXAS 75240
                                 (972) 934-0100

                                 with a copy to:

                             ALLEN CURTIS GREER, II
                          CADWALADER, WICKERSHAM & TAFT
                                 100 MAIDEN LANE
                            NEW YORK, NEW YORK 10038
                                 (212) 504-6660

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 25, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |x|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   084710-10-2.

              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)

                                  SCHEDULE 13D

CUSIP No. 084710-10-2                                   Page 2 of 18 Pages
---------------------                                   -------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Westbrook Real Estate Partners, L.L.C.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  5,688,107
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 4,857,547

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,688,107

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)  |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.2%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 084710-10-2                                   Page 3 of 18 Pages
---------------------                                   -------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Westbrook Real Estate Partners Management II, L.L.C.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  5,688,107
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 4,857,547

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,688,107

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)  |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.2%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 084710-10-2                                   Page 4 of 18 Pages
---------------------                                   -------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Westbrook Real Estate Fund II, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  5,688,107
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 4,857,547

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,688,107

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)  |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.2%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 084710-10-2                                   Page 5 of 18 Pages
---------------------                                   -------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Westbrook Real Estate Co-Investment Partnership II, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  5,688,107
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 4,857,547

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,688,107

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)  |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.2%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 084710-10-2                                   Page 6 of 18 Pages
---------------------                                   -------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Westbrook Berkshire Holdings, L.L.C.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  5,688,107
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 4,857,547

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,688,107

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)  |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.2%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 084710-10-2                                   Page 7 of 18 Pages
---------------------                                   -------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Westbrook Berkshire Co-Holdings, L.L.C.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  5,688,107
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 4,857,547

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,688,107

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)  |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.2%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 084710-10-2                                   Page 8 of 18 Pages
---------------------                                   -------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Gregory J. Hartman
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        AF

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  5,688,107
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 4,857,547

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,688,107

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)  |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.2%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 084710-10-2                                   Page 9 of 18 Pages
---------------------                                   -------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Paul D. Kazilionis
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        AF

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  5,688,107
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 4,857,547

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,688,107

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)  |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.2%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 084710-10-2                                   Page 10 of 18 Pages
---------------------                                   -------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Jonathan H. Paul
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        AF

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  5,688,107
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 4,857,547

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,688,107

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)  |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.2%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 084710-10-2                                   Page 11 of 18 Pages
---------------------                                   -------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        William H. Walton III
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        AF

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  5,688,107
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 4,857,547

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,688,107

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)  |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.2%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           IN

--------------------------------------------------------------------------------

                                                             Page 12 of 18 Pages


ITEM 1.   SECURITY AND ISSUER

                  This statement relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Berkshire Realty Company, Inc. (the "Issuer"). The Issuer's principal executive office is located at One Beacon Street, Boston, Massachusetts 02108.

ITEM 2(A).   NAMES OF PERSONS FILING.

(1)      Westbrook Real Estate Partners, L.L.C. ("WREP")
(2)      Westbrook Real Estate Partners Management II, L.L.C. ("WREM II")
(3)      Westbrook Real Estate Fund II, L.P. ("WREF II")
(4)      Westbrook Real Estate Co-Investment Partnership II, L.P. ("WRECIP II")
(5)      Westbrook Berkshire Holdings, L.L.C. ("Holdings")
(6)      Westbrook Berkshire Co-Holdings, L.L.C. ("Co-Holdings")
(7)      Gregory J. Hartman ("Hartman")
(8)      Paul D. Kazilionis ("Kazilionis")
(9)      Jonathan H. Paul ("Paul")
(10)     William H. Walton III ("Walton")

                  Each of WREP, WREM II, Holdings and Co-Holdings is a Delaware limited liability company. Each of WREF II and WRECIP II is a Delaware limited partnership. Each of Hartman, Kazilionis, Paul and Walton is a managing member of WREP. WREP is the managing member of WREM II. WREM II is the general partner of each of WREF II and WRECIP II. WREF II is the managing member of Holdings, and WRECIP II is the managing member of Co-Holdings. WREP, WREM II, WREF II, WRECIP II, Holdings, Co-Holdings, Hartman, Kazilionis, Paul and Walton are sometimes referred to collectively herein as the "Reporting Persons." The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 7.1 hereto.

ITEM 2(B).     ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE.

                  (1) - (6),  (9) - (10) 599  Lexington  Avenue,  Suite 3800 New
                  York, New York 10022

                  (7)
                  345 California Street, Suite 3450
                  San Francisco, California 94104

                  (8)
                  234 South Beach Road
                  Hobe Sound, Florida 33455

ITEM 2(C).    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT.

The principal business of Holdings and Co-Holdings is to make direct investments in the Issuer. The principal business of WREF II is to make direct and indirect

                                                             Page 13 of 18 Pages

investments in real estate interests, and the principal business of WRECIP II is to make direct and indirect investments in real estate interests. The principal business of WREM II is to serve as the general partner of each of WREF II and WRECIP II. The principal business of WREP is to serve as the managing member of WREM II and as the managing member of other similar funds. The principal occupations of Hartman, Kazilionis, Paul and Walton are their activities on behalf of WREP.

ITEM 2(D).

                  No  Reporting   Person  has  been   convicted  in  a  criminal
proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

ITEM 2(E).

                  During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 2(F).        STATE OF ORGANIZATION, OR CITIZENSHIP.

                  (1) - (6)         Delaware

                  (7) - (10)        United States of America

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Not applicable.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Not applicable.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Holdings acquired on or about November 10, 1997, and is the record owner of 2,103,300 shares of the Issuer's Series 1997-A Cumulative Preferred Stock, $0.01 par value (the "Series 1997-A Stock") and the beneficial owner of options to purchase 4,500 shares of the Issuer's Common Stock. As of the date of this filing, Holdings' Series 1997-A Stock is convertible into 4,367,292 shares of Common Stock of the Issuer (the "Holdings Conversion
Shares"). The calculation of the number of Holdings Conversion Shares was determined in accordance with Section 5 of the certificate of designation (incorporated as Exhibit 7.2 hereto) of the Issuer which relates to the Series 1997-A Stock (the "Certificate of Designation").

                  Co-Holdings acquired on or about November 10, 1997, and is the record owner of 233,700 shares of Series 1997-A Stock and the beneficial owner of options to purchase 500 shares of the Issuer's Common Stock. As of the date of this filing, Co-Holdings' Series 1997-A

                                                             Page 14 of 18 Pages

Stock is convertible into 485,255 shares of Common Stock of the Issuer (the "Co-Holdings Conversion Shares"). The calculation of the number of Co-Holdings Conversion Shares was determined in accordance with Section 5 of the Certificate of Designation. The acquisition by Holdings and Co-Holdings was pursuant to a Stock Purchase Agreement dated as of September 19, 1997, among WREF II, Holdings and the Issuer (the "Stock Purchase Agreement"), incorporated as Exhibit 7.3 hereto, utilizing WREF II and WRECIP II capital.

                  In addition, the Reporting Persons have been advised that on October 31, 1997, certain clients of Morgan Stanley Asset Management, Inc. ("MSAM") acquired 400,000 shares of Series 1997-A Stock. Pursuant to Section 10(e) of the Certificate of Designation, in certain circumstances specified therein WREF II has the right to vote or take action with respect to all issued and outstanding shares of Series 1997-A Stock (including, without limitation, those held by MSAM). As a consequence of such Section 10(e), the Reporting Persons may be deemed (pursuant to Rule 13d-3(a)(1) under the Exchange Act) a beneficial owner of the shares of Series 1997-A Stock held by MSAM, although each of the Reporting Persons disclaims such beneficial ownership.

                  On November 13, 1997, Kazilionis was granted options to purchase 5,000 shares of the Issuer's Common Stock, exercisable for a total purchase price of $55,000. Pursuant to an agreement entered into on March 1, 1997, Kazilionis directed the options received as a result of his position of director of the Issuer to WREF II and WRECIP II.

                  Because of their relationship as affiliated entities, both Holdings and Co-Holdings may be deemed to own beneficially both the Holdings Conversion Shares and the Co-Holdings Conversion Shares. As the sole managing member of Holdings and Co-Holdings, respectively, each of WREF II and WRECIP II may be deemed to own beneficially the Holdings Conversion Shares and the Co-Holdings Conversion Shares. As the sole general partner of WREF II and WRECIP II, WREM II may be deemed to own beneficially the Holdings Conversion Shares and the Co-Holdings Conversion Shares. As the sole member of WREM II, WREP may be deeemed to own beneficially the Holdings Conversion Shares and the Co-Holdings Conversion Shares. As a managing member of WREP, each of Hartman, Kazilionis, Paul and Walton may be deemed to own beneficially the Holdings Conversion Shares and the Co-Holdings Conversion Shares.

                  Holdings disclaims beneficial ownership of the Co-Holdings Conversion Shares. Co-Holdings disclaims beneficial ownership of the Holdings Conversion Shares. WREF II, WRECIP II, WREM II, WREP, Hartman, Kazilionis, Paul and Walton each disclaim beneficial ownership of the Holdings Conversion Shares and the Co-Holdings Conversion Shares.

                  Each of the Reporting Persons may be deemed to own beneficially 13.2% of the Issuer's Common Stock, which percentage is calculated based upon (i) 37,217,985 shares of Common Stock reported outstanding by the Issuer on September 30, 1998 and (ii) the shares of Common Stock issuable upon the conversion of the outstanding Series 1997-A Stock and (iii) that number of shares of Common Stock (5,000) issuable upon the exercise of the Kazilionis Options.

                                                             Page 15 of 18 Pages

                  The Reporting Persons intend to review their holdings with respect to the Issuer on a continuing basis. Depending on the Issuer's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Stock and availability and alternative uses of funds, as well as conditions in the securities markets and general economic conditions and industry conditions), the Reporting Persons may acquire other securities of the Issuer, sell all or a portion of their Series 1997-A Stock or other securities of the Issuer, now owned or hereafter acquired, or maintain their position at current levels. Accordingly, the Reporting Persons reserve the right to acquire additional securities of the Issuer or to dispose of some or all of the securities of the Issuer beneficially owned by them either in the open market, in privately negotiated transactions or otherwise, or take such other action or actions with respect to the Series 1997-A Stock or the Common Stock as they deem advisable, to the extent permitted under applicable federal and state securities law. However, the Reporting Persons have no present intention of engaging in any such transaction.

                  On February 25, 1999, Westbrook Real Estate Fund III, L.P., an affiliate of the Reporting Persons with no beneficial interest in or dispositive or voting power over the Holdings and Co-Holdings Conversion Shares, indicated readiness to enter into negotiations with an unaffiliated borrower (together with affiliates, "Borrower") to provide debt financing (the "Loan") to the Borrower with respect to the Borrower's proposed acquisition of or merger with the Issuer (the "Borrower's Proposal"). The Reporting Persons have been advised that, if the terms of the Loan are successfully negotiated and if the Borrower proceeds with the Borrower's Proposal, (a) the Loan would be subject to normal conditions to closing, and (b) advances under the Loan would not be made until the consummation of the Borrower's Proposal and the acquisition or redemption of the equity securities of the Issuer (including the Series 1997-A Stock held by the Reporting Persons). Under Rule 13d-1(e) under the Exchange Act, the Reporting Persons may be deemed to be holding equity securities of the Issuer in connection with a transaction which has the purpose of changing or influencing the control of the Issuer. Neither the present filing nor anything contained herein shall be construed as an admission to such effect. Pursuant to Rule 13d-1(k)(2) under the Exchange Act, the Reporting Persons are filing this
Schedule 13D oN their own behalf and not on behalf of any other person.

                  (b) Number of Shares as to which each Reporting Person has:

                                  (i)  Sole power to vote or direct the vote:
                                       0 share for each Reporting Person;

                                 (ii)  Shared  power to vote or direct the vote:
                                       5,688,107   shares  for  each   Reporting
                                       Person;

                                (iii) Sole power to dispose or to direct the disposition: 0 shares for each Reporting Person;

                                 (iv) Shared power to dispose or to direct the disposition: 5,688,107 shares for each Reporting Person.

                                                             Page 16 of 18 Pages


                  (c) Except as set forth above, the Reporting Persons have not effected any transactions in Common Stock or Series 1997-A Stock directly or indirectly during the 60 days prior to the date of this Schedule 13D.

                  (d) No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the 2,337,000 shares of Series 1997-A Stock, 5,000 shares of Common Stock subject to option grant, or any other securities of the Issuer acquired by the Reporting Persons as described in Item 5.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Pursuant to the Certificate of Designation of the Issuer which relates to the Series 1997-A Stock (the "Certificate of Designation") and is filed as Exhibit 7.2 attached hereto, the holders of the Series 1997-A Stock have rights, which include the right to elect one member of the Board of Directors of the Issuer. Upon the occurrence of certain other events, the holders of the Series 1997-A Stock shall have the right to elect additional directors to the Board of Directors of the Issuer. Consequently, Kazilionis has been designated as a member of the Board of Directors of the Issuer and has been appointed to the Board of Directors by the existing Board of Directors of the Issuer. Pursuant to Section 10(e) of the Certificate of Designation, in certain circumstances described therein WREF II has the right to vote or take action with respect to all issued and outstanding shares of Series 1997-A Stock (including, without limitation, those held by MSAM). According to the terms of the Stock Purchase Agreement, WREF II and WRECIP II, as assignee of WREF II, also have certain preemptive rights exercisable upon the issuance by the Issuer of additional Common Stock. The Issuer has granted to the holders of the Series 1997-A Stock certain registration rights, pursuant to a Registration Rights Agreement (incorporated as Exhibit 7.4 hereto).

                  Except as described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

                                                             Page 17 of 18 Pages

ITEM 7.   MATERIAL FILED AS EXHIBITS.

          Exhibit 7.1. Joint Filing Agreement and Power of Attorney (filed herewith).

          Exhibit 7.2. Certificate of Designation of the Issuer, filed October 31, 1997, designating 2,737,000 shares of Series 1997-A Convertible Preferred Stock (filed as
                         Exhibit 4.1 to the Issuer's Report on Form 8-K, as amended, filed November 5, 1997, and hereby incorporated herein by reference).

          Exhibit 7.3. Stock Purchase Agreement, dated as of September 19, 1997, among the Issuer, Westbrook Real Estate Fund II, L.P. and Westbrook Berkshire Holdings, L.L.C. (filed as Exhibit 10.32 to the Issuer's Report on Form 8-K, as amended, filed November 5, 1997, and hereby incorporated herein by reference).

          Exhibit 7.4. Registration Rights Agreement, dated as of September 25, 1997, between Berkshire Realty Company, Inc. and Westbrook Berkshire Holdings, L.L.C. (filed as
                         Exhibit 10.34 to the Issuer's Report of Form 8-K, as amended, filed November 5, 1997, and hereby incorporated herein by reference).

                                                             Page 18 of 18 Pages

                  SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                WESTBROOK REAL ESTATE PARTNERS, L.L.C.
                                WESTBROOK REAL ESTATE PARTNERS MANAGEMENT II,
                                     L.L.C.
                                WESTBROOK REAL ESTATE FUND II, L.P.
                                WESTBROOK REAL ESTATE CO-INVESTMENT PARTNERSHIP
                                     II, L.P.
                                WESTBROOK BERKSHIRE HOLDINGS, L.L.C.
                                WESTBROOK BERKSHIRE CO-HOLDINGS, L.L.C.
                                Gregory J. Hartman
                                Paul D. Kazilionis
                                Jonathan H. Paul
                                William H. Walton III



                                 By: /s/Patrick K. Fox
                                     -------------------------------------------
                                     Name:   Patrick K. Fox
                                     Title:  Attorney-in-Fact



Date:  March 8, 1999